Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid
Fees Previously Paid	1	$ 42,819,737.75		$ 5,913.41
	Total Transaction Valuation:	$ 42,819,737.75
	Total Fees Due for Filing:			$ 5,913.41
	Total Fees Previously Paid:			$ 5,913.41
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 0.00
Offering Note
[1]	Calculated as the aggregate maximum purchase price for Common Shares that could be purchased, based upon the net asset value of the Trust as of September 11, 2026. The fee of $5,913.41 was paid by the Trust in connection with filing its Schedule TO-I. This amendment to the Schedule TO and is being filed to report the results of the Offer. Calculated at $138.10 per $1,000,000 of the Transaction Value.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources